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October 5, 2005


SEC MAIL
RECEIVED
PROCESSING
OCT 11 2005
WASH. D.C.
190
SECTION

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release announcing that Arcelor obtained shareholders' approval for the creation of Arcelor Brasil.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel Orillac

Enclosure
cc: Regis Ramseyer
Arcelor SA

arcelor

PRESS RELEASE

Arcelor obtains shareholders' approval for the creation of Arcelor Brasil

On September 30, both general shareholders meetings of Companhia Siderúrgica Belgo-Mineira ("Belgo") and Companhia Siderúrgica de Tubarão ("CST") approved the merger of shares of CST into Belgo, creating a single company controlled by Arcelor combining its Brazilian flat and long steel operations.

Arcelor is a leading player of the global steel industry. With a turnover of 30 billion euros in 2004, the company holds leading positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. Arcelor employs 95,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.

Investor Relations

Martine Hue: +352 4792 2151
00 800 4792 4792 (toll-free number from EU and Switzerland)
+33 1 41 25 98 98

E-mail:
Investor.relations@arcelor.com

Arcelor S.A. 19, avenue de la Liberté L–2930 Luxembourg
www.arcelor.com



SEC MAIL
RECEIVED
PROCESSING
OCT 11 2005
WASH. D.C.
190
SECTION